UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

PERFORMANCE

Dear Shareholders,

The Management of Contax Participações S.A. (“Contax Participações”) hereby submits the Management Report, accompanied by the financial statements and the independent auditors’ report for the fiscal year ended in December 31st, 2010.

The financial information presented in this report were elaborated and presented according to the international accounting practices in accordance with International Financial Reporting Standards (IFRS) and the accounting practices changes adopted in Brazil, introduced by the technical pronouncements CPC 15 to 40, applicable to the Company’s operations.

Contax is one of the largest corporate service companies in Brazil and a leader in the contact center and debt collection industry, and has been expanding its portfolio of services to become the only Business Process Outsourcing (BPO) company with broad specialization in customer relationship management (CRM). Operating with customized consulting services that set it apart from its competitors, Contax is an integral part of its clients’ delivery chain and helps them make the most of their business.

Nowadays, Contax has a portfolio of 82 clients and operates in the Customer Service, Debt Collection, Telemarketing and Retention, and IT Solutions focused on Customer Relations and Trade Marketing. Its clients portfolio is mostly formed by large companies from various sectors, such as telecommunications, finance, utilities and retailing, among others.

In December 2010, the Company had 86.4 thousand employees in contact centers located in nine Brazilian states and the Federal District.

MESSAGE FROM THE MANAGEMENT

Throughout its history, Contax has managed to maintain a trajectory of continuous growth. In ten years, the Company has consolidated its position as a market leader, becoming the largest contact center and debt collection operator in the country. During this period, Contax has achieved a unique level of excellence, with delivery capacity and quality recognized in the market.

It was in this context that we identified an opportunity to once again stand apart from the other market players by diversifying the offering of services that we execute efficiently and are part of our core business. Therefore, in 2009, after reviewing the Company’s strategic plan, we reaffirmed our course and launched an internal challenge to become the only BPO company to be specialized in Customer Relationship Management (CRM). To follow this path, Contax sought to specialize in IT solutions for CRM, on-site services for final consumers at points of sales and administrative activities for clients related to back-office operations.

In practice, the first step towards transforming our strategy into reality was taken when the Company created its subsidiary Todo!, an integration and technological solutions operations center focusing on providing complete solutions to the CRM IT services market.  Over the course of 2009 and 2010, Todo! successfully assumed Contax’s technology area and, entering 2011, with good perspective to acquire new clients. From 2010 on, this new direction to diversify the scope of our services gained consistence, thanks to an important achievement: the acquisition of Ability, the greatest company in Brazil's Trade Marketing segment. This acquisition allowed Contax to expand its operations in the customer relations chain of its clients by offering on-site services to promote and sell their products and services.

Contax’s new strategic vectors provide a broader base for creating value and are aligned with the explicit commitment of our Vision: We create lifetime customers. We look to the future and work to take advantage of the opportunities ahead without straying from our core business. More than structuring itself as a BPO Company and providing outsourced services to other companies, Contax has positioned itself to maximize relations between its clients and their final consumers by using the many channels through which these relations occur, a concept that has come to be known as “Customer Performance.” Since then, the Company has come to act as the link between its clients and their customers in all aspects of the relationship, acting on the multiple channels of contact in order to integrate the client’s relationship chain.

Contax’s new positioning as a Customer Performance company includes since interaction from remote channels, through IT solutions, voice solutions, human and electronic ones, as well as on-site services and social media. Supported by an Operational Model based on PDCA (Plan, Do, Check, Action), the Company's processes allow for resupplying its model with new solutions that can be scaled and replicated on various operational fronts. This allows the Company to continually pursue efficiency, productivity and, especially, differentiation when delivering services through ample advisory services. In this way, Contax is able to develop for clients a strategy for their relationships with their consumers, making a critical difference in these relationships.

Contracting and managing people have become one of Contax’s key skills. These skills allow the Company not only to serve the demands of a large number of employees, but also to improve the quality of services through an efficient operational model. This is substantiated by the internal evaluation indices, which measure efficiency, productivity and client satisfaction.

To support the vast expansion of its operations, Contax has allocated the majority of its investments to infrastructure and personnel. In 2010, we inaugurated three new sites: Santo Amaro in Recife, Prado 2 in Belo Horizonte and Cabula in Salvador. The site in Recife has capacity for 7 thousand workstations, and has become a reference for its modern construction standards. The site’s two towers have four floors that are interconnected by escalators, assuring efficient people flows and excellent comfort and integration of spaces, inaugurating a new concept in this type of service sites.

Contax also began its international expansion in 2010. Latin America has become an important focus for the Company, which inaugurated a site with 300 workstations in Buenos Aires as part of the first phase of a unique project to reach up to until 2,000 workstations. In addition to local companies, Contax also plans to absorb the services of Brazilian and foreign multinationals companies. With this, we made the start-up on the internationalization process targeting Latin America, which, together with the new business fronts, has significantly expanded our addressable market.

EMPLOYEES

Contax is one of the largest employers in Brazil and the company that has created the most jobs in the country since 2000. At the end of the fiscal year, Contax had a total of 86.4 thousand employees.

In a universe with so many employees, it is not difficult to realize just how important people are at Contax. More than offering a mere job, Contax works to train its professionals. Only in 2010, the Company invested in 9.2 million hours of training at 243 classrooms spread all over the country. From the moment they are hired until they effectively begin providing services, an employee receives on average 30 days of training. In addition to having good technical knowledge of the products of the client they serve, which is essential for enabling employees to perform their duties with a high level of quality, the training phase and the corporate experience help develop a strong work ethic, instilling in professionals a sense of discipline, responsibility and assertiveness.

This concern with “its people” at Contax is not just limited to hiring and training. A number of opportunities are available to members of the Contax team, especially for young people working for the first time, a group that represents 33% of the Company's staff. Those that identify with the area and the business have formally outlined career paths and can take advantage of various opportunities arising from the Company’s growth. However, in an environment with so many employees, it is only natural that some prefer to follow new paths. In these instances, Contax’s mission is to allow them to leave the Company in a better position than when they joined, both personally and professionally.

All employees work in pleasant environments designed to ensure comfort and safety and which comply with all standards required by law. The sites provide easy access and are located near bus, train or subway stations. All sites are accessible by disabled people and feature leisure and convenience areas.

In addition to benefits such as transport and food vouchers and health insurance, Contax also offers a number of development programs. One example is the program "Crescer" (which in Portuguese means "to grow"), which is a graduation curse in Customer Service Management, with a focus on contact centers, which was especially developed and offered through partnerships with universities. The two-year program is recognized by the Ministry of Education (MEC) and the employee must pay only a maximum of 10% of their salary, limited to R$ 80.00 per month. Another important program is "Apareça e Cresça" (Step Up and Grow), which helps employees advance on their career path.  In 2010, 25 thousand employees were promoted by Contax.

PERFORMANCE

Net Operating Revenue (NOR)

Net Operating Revenue (R$ million)

A NOR in 2010 was R$ 2,398.0 million, for growth of 11.0% in relation to 2009. In absolute terms, revenue increased R$ 237.0 million. The main factors contributing to this growth were: i) the higher volume of operations with existing clients (R$ 145.0 million); ii) the contractual price adjustments (R$ 58.9 million), which partially reflected the higher costs; iii) the revenue from the Trade Marketing segment (Ability) of R$ 33.5 million; iv) new deals in our core business in various segments such as government, healthcare, financial and services (R$ 18.7 million). These effects were partially offset by the nonrecurrence of the one-off revenue registered in 2009 of R$ 19.1 million.

In 2010, despite of the increase of its clients demand, Contax's growth was partially limited by the lack of infrastructure in certain locations. The expansion of new sites in Recife, Belo Horizonte and Salvador, which will allow the Company to expand its operations, are being delivered between the end of 2010 and beginning of 2011.

From a product standpoint, Customer Service continues to account for the bulk of net revenue, representing 63% of total revenue in 2010, with this share remaining practically stable in relation to 2009. Telemarketing / Retention and Debt Collection operations accounted for 18% and 13% of NOR, respectively. The Telemarketing / Retention operations increased its share by 2 p.p. from the previous year, partially offsetting the relative decline in Debt Collection operations of 3 p.p. on the prior year.

Costs and Expenses

In 2010, Contax's Costs and Expenses came to R$ 2,100.9 million, rising by 15.3% on the previous year, which basically reflected the growth in the Company's operating volumes, since the vast majority of costs and expenses originate from the service operations and accompany the variation in business volume. As a percentage of NOR, Costs and Expenses increased by 3.3 p.p., from 84.3% of NOR in 2009 to 87.6% in 2010. In general, this increase was mainly related to higher personnel costs due to higher personnel turnover and absenteeism, especially in São Paulo, in view of the significantly stronger job market, and also due to adjustments in wages, charges and benefits that were not fully passed through to prices.

Cost of Services Rendered

In 2010, Cost of Services Rendered totaled R$ 1,914.4 million, 15.2% higher than in 2009. As a percentage of NOR, this item increased by 2.9 p.p. to 79.8% in 2010, from 76.9% in 2009.

•      Personnel: increase of R$ 220.2 million, or 16.7%, basically reflecting: i) the increases in salaries, benefits and charges (R$ 95.0 million); ii) the expansion in the workforce due to the higher volume of services rendered (R$ 80.8 million); iii) the higher costs with training, rescissions and new hires to launch the new operations and due to the higher turnover and absenteeism in certain operations (R$ 28.0 million); iv) the personnel costs in the Trade Marketing (Ability) segment that were incorporated as of September (R$ 16.4 million).

•      Third-party Services: increase of R$ 27.1 million, or 11.2%, basically explained by the higher costs with infrastructure maintenance services and facilities (electricity, security, cleaning and building maintenance) and with communication, sponsorship and donations.

•      Rent and Insurance: increase of R$ 1.1 million, or 1.2%, reflecting the leasing of new sites and adjustments to existing contracts, which were partially offset by the return of infrastructure rented from third parties.

Selling, General and Administrative Expenses

SG&A Expenses accompanied the growth in operating volumes, closing 2010 at R$ 162.0 million, for growth of 9.0% from 2009. This variation is basically explained by the expansion in the Company's management team (R$ 9.7 million) and the increase related to infrastructure and facility maintenance services (R$ 3.5 million) resulting from the growth in the operational support area of the core business and the incorporation of support expenses from the new businesses (Trade Marketing and Argentina).

Other Operating Revenue and Expenses

In 2010, Other Operating Revenue and Expenses totaled R$ 24.4 million, for an increase of R$ 12.8 million from 2009. This increase basically reflects the higher amount provisioned for labor contingencies due to the following factors: i) nonrecurring of the adjustments to credits in 2009 involving provisioned amounts that had been provisioned above the historical average of the effective losses; ii) the higher number of lawsuits as a result of the larger workforce; iii) the higher average amount provisioned for certain types of lawsuits.

EBITDA [1]

In 2010, EBITDA totaled R$ 297.1 million, a decrease of 12.4% from 2009. EBITDA margin in the period was 12.4%, down 3.3 p.p. from 2009.

In 2010, the Company obtained significant gains in terms of productivity of its operations, which resulted in an improved performance of its operators through the optimization of its systems and processes achieved by means of improvements to its operational model. Despite this important improvement, EBITDA in general was adversely affected by the difficulties the Company faced because of the upturn in the economy and job market, especially in some locations whose economic activity is stronger, which is the case of the city of São Paulo. In addition to the increase in personnel costs caused by the higher turnover and absenteeism, given the greater difficulty contracting and retaining operators in these regions, part of the increase in wages, charges and benefits that was granted this year was not passed through to revenue in the contractual adjustments with clients.

[1]EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under IRFS, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

The main factors responsible for the 3.3 p.p. decrease in EBITDA margin in the year in relation to 2009 were:

•      Loss of 0.7 p.p. due to the lack of the nonrecurring revenue that positively impacted 2009;

•      Gain of 0.5 p.p. from the higher productivity of the operations, as a result of an improved performance of its operators through the optimization of its systems and processes achieved by means of improvements to its operational model;

•      Loss of 2.0 p.p. from the increase in personnel costs, mainly resulting from the higher staff turnover and absenteeism in locations with stronger economic activity;

•      Loss of 1.3 p.p. from the increase in salaries and benefits, which was partially offset by the increases in contract prices implemented over the last 12 months;

•      Gain of 0.2 p.p. from other costs.

*Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

Annual Data			2010 vs. 2009
EBITDA Reconciliation (R$ Thousand)	2010	2009	Δ%
Net Income	108,498	131,691	-17.6%
(-) Minority Interest	554	(634)	n.m.
(+) Income Tax & Social Contr.	68,518	74,664	-8.2%
Operating Income	177,571	205,721	-13.7%
(-) Other Revenues and Expenses	(7)	1,795	n.m.
(+) Financial Expenses	30,681	39,922	-23.1%
(-) Financial Revenues	(33,213)	(24,531)	35.4%
(-) Depreciation and Amortization	122,109	116,411	4.9%
EBITDA	297,142	339,318	-12.4%

            n.m. not measured

Depreciation

Depreciation came to R$ 122.1 million in 2010, R$ 5.7 million, or 4.9%, higher than in 2009, reflecting the investments made in 2009 and 2010 to support the expansion of the business.

Net Financial Result

In 2010, the Net Financial Result was financial income of R$ 2.5 million, versus a financial expense of R$ 15.4 million in 2009. The R$ 17.9 million increase mainly reflects the higher interest earned on financial investments, given the higher volume of these investments, the lower interest on leasing operations due to the amortization of leasing contracts, and the retroactive one-off credit adjustment related to the monetary correction of deposits in court.

Net Income

In 2010, Contax posted Net Income of R$ 108.5 million, for a decrease of R$ 23.2 million, or 17.6%, from 2009. This contraction is basically explained by the R$ 42.2 million reduction in EBITDA detailed earlier and the R$ 5.7 million increase in Depreciation, which were partially offset by the R$ 17.9 million improvement in the Financial Result and the R$ 6.1 million decrease in Income Tax and Social Contribution Tax.

Net Cash 2 [2]

Cash and cash equivalents ended 2010 at R$ 457.7 million, for an increase of R$ 73.2 million, or 19.0%, from the position in December 2009. This increase is mainly explained by the flows from financing activities, with net inflow of R$ 178.7 million related to the disbursement of the loans contracted with the BNDES and BNB, and by the operating cash flow of R$ 166.3 million, which were partially offset by the use of cash in the investment program of R$ 183.3 million and by the payment of R$ 89.5 million in dividends.

Contax's gross debt stood at R$ 387.1 million in December 2010, for an increase of R$ 168.5 million, or 77.1%, from 2009, basically reflecting the disbursement of the loans contracted with the BNDES and BNB, which was partially offset by the amortization of installments of loans contracted previously and of leasing agreements.

Net Cash ended December 2010 at R$ 70.5 million, declining by R$ 95.3 million, or 57.5%, from the position at the end of 2009, due to the same factors mentioned above.

Annual Data			2010 vs. 2009
Net Cash Reconciliation (R$ Thousand)	2010	2009	Δ%
(+) Cash and equivalents	387,803	357,853	8.4%
(+) Financial Investments	69,869	26,590	162.8%
(-) Loans & financing	(387,144)	(218,608)	77.1%
Net Cash	70,528	165,835	-57.5%

                    n.m. not measured

Investments (CAPEX)

In 2010, Contax's investments totaled R$ 161.4 million, practically in line with the amount invested the previous year. The investments were mainly directed to support the expansion of the business, especially for the sites located in the states of Pernambuco, Minas Gerais and Bahia, which also began to house certain important operations that migrated from sites located in other regions, especially from São Paulo. Contax also made important investments in technology, acquiring new systems, dialers and recorders that will support improvements in operational productivity.

[2]2Net Cash is calculated by substracting from cash and financial investmetns the balances of "loans and financing" and "leasing”.Net Cash is not recognized under IFRS, does not represent cash flow in the periods presented, should not be considered an alternative to cash and cash equivalents and is not an indicator of performance. Net Cash is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use Net Cash as an indicator of its operating and financial performance.

OWNERSHIP STRUCTURE

Contax Participações S.A. is a publicly traded company formed by Brazilian capital whose corporate purpose is to invest in other commercial and civil companies, as a partner or shareholder, in both Brazil or abroad. At the end of 2010, the Company’s capital stock comprised 23,089,600 common shares and 36,681,000 preferred shares. The Company’s subsidiaries include Contax S.A. (wholly owned), a BPO company focused on CRM that offers a number of integrated relations services to companies and their clients, Ability Comunicação Integrada Ltda. and the indirect subsidiary Todo! e Serviços em Tecnologia S.A. (80%).

SUBSEQUENT EVENTS

Proposal for the Dedic GPTI Stock Incorporation

On January 25th, 2011, Contax announced a proposal to incorporate its activities with those of Dedic GPTI. Founded in 2002, Dedic GPTI is one of the four largest contact centers and IT service companies in the country and is currently owned by Grupo Portugal Telecom. If approved, the agreement will result in gains from the expansion in the scale of Contax’s installed services base, which, together with the operations of Dedic GPTI, will totalize 54 operating units in nine states and the Federal District. This approval will allow Contax to increase its capacity to even better serve customers and consolidate its position as the main player in its key segment of the Brazilian market. The capture of synergies between Contax and Dedic GPTI will benefit the clients and shareholders of both companies.

If approved, the transaction will be carried out through an incorporation of Dedid GPTI’s shares by Contax, with a capital increase at Contax and the delivery of the shares issued to the current shareholders of Dedic GPTI.

Based on the range of the exchange ratio indicated by the independent fairness opinion issued by Banco BTG Pactual, the management proposed an exchange ratio of 0.0362 common shares and 0.0363 preferred shares in Contax for each share in Dedic. This ratio is based on equity values of R$2,324 million for Contax and R$192 million for Dedic GPTI, which means that the latter corresponds to 8.3% of the capital stock of Contax. Although this stock merger does not involve a controlling shareholder and subsidiary, in accordance with best market practices, the administrators of Contax and Dedic will comply with CVM Instruction 35/08 and submit the share exchange ratio, which serves as the basis for the deal, to a committee formed by three independent members. This Special Committee will make a recommendation that will be submitted to the Annual General Meeting of the Company. The period for concluding the transaction is dependent on the analysis period required by the Special Committee, and the expectation is that the analysis will be concluded during the first quarter of 2011.

Dividend Proposal

The management of Contax proposed the payment of dividends of R$100.0 million relative to net income in 2010, following the allocations provided for by law, and which will be subject to approval by the Annual General Meeting. If approved, the amount to be distributed per common and preferred share will be R$1.68. This represents a dividend yield of 5.3% for both classes of shares, considering the share prices at the end of 2010.

OUTLOOK

The contact center segment, activity that takes the bulk of Contax’s revenue, continues to offer vast potential for growth in Brazil. Macroeconomic aspects, together with Contax’s evolving expertise in customer relations, have led it to decide to expand its area of operations and range of services. In the contact center industry, Contax plans to reinforce the value proposal of its services, increasingly contributing to its client’s business development.

Providing BPO services focused on CRM in Latin America, Contax now has great potential for more extensive growth in a market that is estimated to be nearly four times larger than its core contact center and debt collection markets in Brazil.

The confidence it holds in its operational model and the commitment and execution excellence of its employees leave Contax certain that it is on the right path to creating even more value for its stakeholders.

DISCLOSURE OF NON AUDIT SERVICES

Deloitte Touche Tohmatsu Auditores Independentes has been responsible for the external audit of the Company and its subsidiaries since 2009. In the last fiscal year, no supplementary or consulting services were contracted with the above firm, with the focus remaining exclusively on the external audit related to the examination of the financial statements.

ACKNOWLEDGEMENTS

The Management of Contax Participações would like to thank all shareholders, customers and suppliers for their support and confidence in the Company, and especially our employees, without whose dedication and personal effort the substantial growth of our business would have been impossible. The satisfaction of our clients and, consequently, that of the consumers of their products and/or services, is and will continue to be our priority. Contax will continue to work with a highly motivated team, creating pioneering solutions and fully aware of the problems and needs of a competitive marketplace, ensuring that our customers, suppliers and partners are involved in the same challenges.

Rio de Janeiro, March 1st, 2011

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 2, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.